						EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Nine months ended
	Years ended September 30					June 30
	2014	2013	2012	2011	2010	2015	2014
EARNINGS
Income from continuing operations	$72	$553	$14	$3	$7	$250	$98
Income tax expense (benefit)	(188)	196	(57)	(70)	(41)	55	3
Interest expense	149	208	197	105	117	111	112
Interest portion of rental expense	29	25	28	25	26	15	20
Amortization of deferred debt expense	14	65	54	26	81	17	11
Distributions in excess of (less than) earnings
of unconsolidated affiliates	(11)	(15)	(32)	(12)	(1)	20	(15)
	$65	$1,032	$204	$77	$189	$468	$229

FIXED CHARGES
Interest expense	$149	$208	$197	$105	$117	$111	$112
Interest portion of rental expense	29	25	28	25	26	15	20
Amortization of deferred debt expense	14	65	54	26	81	17	11
Capitalized interest	1	1	1	—	2	1	1
	$193	$299	$280	$156	$226	$144	$144

RATIO OF EARNINGS TO FIXED CHARGES	(D)	3.45	(C)	(B)	(A)	3.25	1.59

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $37 million would have been required for the year ended September 30, 2010.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $79 million would have been required for the year ended September 30, 2011.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $76 million would have been required for the year ended September 30, 2012.

(D) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $128 million would have been required for the year ended September 30, 2014.